EXHIBIT 99.1

AMARC ANNOUNCES LOAN EXTENSION

December 20, 2024, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) announces that that it has entered into Third Loan Amendment Agreement dated November 25, 2024 (the “Amendment Agreement”) with a lender who is a director and significant shareholder of the Company. Pursuant to the Amendment Agreement, the repayment date of the $1,000,000 loan (the “Loan”) thereunder was extended from November 26, 2024 to November 26, 2025. The other terms of the Loan remain unchanged.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President & CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD of Directors of Amarc Resources Ltd.

Dr. Diane Nicolson

President and Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.